No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTHS OF May and June 2006

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On May 12, 2006, Honda Precision Parts of Georgia, LLC (HPPG) celebrated the start of mass production of five-speed transmissions by announcing plans to expand production capabilities at its west Georgia facility, which will increase investment to $150 million and employment to 440 associates.

Exhibit 2:

On May 17, 2006, Honda Motor Co., Ltd. announced specific plans and initiatives in the three areas, which will enable Honda to accelerate its efforts to strengthen Honda “at the spot,” strengthen the core characteristics that make Honda unique, and achieve further growth. (Ref. #C06-038)

Exhibit 3:

On May 17, 2006, Honda Motor Co., Ltd. announced plans to build a new auto plant in Yorii, Osato county, Saitama prefecture. This new plant will begin operation in 2010 with annual production capacity of approximately 200,000 units of engines and finished automobiles. (Ref. #C06-039)

Exhibit 4:

On, May 22, 2006, Honda Philippines, Inc., Honda’s subsidiary for motorcycle production and sales as well as power product sales in the Philippines, announced the start of mass production at its new motorcycle plant in Tanawan City, Batangas Province.

Exhibit 5:

On May 24, 2006, Honda Motor Co., Ltd. announced its automobile production, domestic sales, and export results for the month of April 2006. Honda achieved a new record for overseas and worldwide production for the month of April. (Ref. #C06-044)

Exhibit 6:

On May 24, 2006, the Securities and Exchange Surveillance Commission announced that it advised the prime minister and the commissioner of the Financial Services Agency to issue an order for payment of a penalty charge to an employee of Automobile R&D Center of Honda R&D Co., Ltd., an R&D subsidiary of Honda Motor Co., Ltd., on the grounds the employee was engaged in insider trading relating to a third-party allotment of new shares of Nihon Plast Co., Ltd.

Exhibit 7:

On May 31, 2006, Honda Motor Co., Ltd. submitted “Current Sate of the Company’s Corporate Governance” to Tokyo Stock Exchange.

Exhibit 8:

On June 1, 2006, Honda Motor Europe Ltd. (HME) announced that it has established a fully-owned subsidiary in Ukraine, with the aim of driving sales of Honda products in the country. Honda Ukraine LLC (HUA) will deal with the import and wholesale of automobiles, power equipment and parts in Ukraine, a market which is expected to expand significantly as a result of predicted economic growth. HUA is expected to commence business from the end of July 2006.

Exhibit 9:

On June 23, 2006, Honda Motor Co., Ltd. amended the Articles of Incorporation partially.

Exhibit 10:

On June 26, 2006, Honda Motor Co., Ltd. announced its automobile production, domestic sales, and export results for the month of May 2006. Honda achieved a new record for overseas and worldwide production for the month of May.

Exhibit 11:

On June 26, 2006, Hero Honda Motors Ltd., a motorcycle production and sales joint venture in India between Honda and Hero Group, announced the sales launch of Glamour FI, which is the first motorcycle in India equipped with PGM-FI (Honda’s Programmed Fuel Injection).

Exhibit 12:

On June 29, 2006, Honda announced plans to build a $550 million automobile plant on a 1,700-acre tract in Decatur County, Indiana, near Greensburg, 50 miles southeast of Indianapolis. The plant will begin mass production of fuel efficient 4-cylinder vehicles in fall 2008, with an annual production capacity of 200,000 vehicles and employment of 2,000 associates.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Director

Date: July 20, 2006

Honda Begins Production at Georgia Transmission Plant

Additional $50 million investment, 40 jobs increases manufacturing capabilities

Honda Precision Parts of Georgia, LLC (HPPG) today celebrated the start of mass production of five-speed transmissions by announcing plans to expand production capabilities at its west Georgia facility, which will increase investment to $150 million and employment to 440 associates.

The increased investment of $50 million will add aluminum die-casting and machining and other in-house production capabilities. The investment will also increase the footprint of the facility by 100,000 square feet to a total of 350,000 square feet.

“This additional investment reflects the dedication and commitment of our associates to build quality products for our customers and has made further expansion in Georgia the right choice for Honda,” said HPPG President Nobu Sanui. “The transmission is the key part of a vehicle that takes the power of the engine and uses it to drive the power of the vehicle. In a similar way, we hope HPPG can take the power of Tallapoosa and use it to drive the future dreams of both the state of Georgia and Honda.”

HPPG is Honda’s 13th major plant in North America. Reflecting Honda’s strategy to base powertrain production near vehicle production for synchronous assembly, the plant will initially support production of Honda Odyssey minivans and Pilot sport utility vehicles at Honda Manufacturing of Alabama, LLC (HMA) in Lincoln, Ala., 60 miles west of the Tallapoosa plant. At full capacity, HPPG will produce more than 300,000 automatic transmissions per year.

Honda Manufacturing of Alabama is the sole production source of the Odyssey minivan. It also produces the Honda Pilot SUV and has the capacity to produce 300,000 vehicles and V6 engines per year.

Honda currently has an annual production capacity of one million automatic transmissions in the U.S. The company has manufactured more than nine million transmissions in America since starting production of automatic transmissions in Ohio in 1989.

Including the new transmission plant in Georgia, Honda’s investment in North American production, R&D and marketing operations totals more than $8.5 billion. Using domestic and globally sourced parts, Honda has the annual capacity to produce 1.4 million cars and light trucks in North America at five auto plants in the U.S., Canada and Mexico.

Honda began operations in the U.S. in 1959 with the establishment of American Honda Motor Co., Inc., Honda’s first overseas subsidiary. Honda now employs more than 33,000 associates in North America.

May 17, 2006

C06-038

Summary of 2006 Mid-Year CEO Speech

— Accelerate our effort to strengthen the core characteristics that make Honda unique to accomplish further growth —

Honda Motor Co., Ltd. today announced specific plans and initiatives in the following three areas, which will enable Honda to accelerate its efforts to strengthen Honda “at the spot,” strengthen the core characteristics that make Honda unique, and achieve further growth.

1)	Establishing advanced manufacturing systems and capabilities

2)	Strengthening the foundation for overseas growth

3)	Strengthening the commitment to reduce Honda’s environmental footprint

1.	Establishing Advanced Manufacturing Systems and Capabilities

By strengthening the areas of production and R&D in Japan that supports the future growth of overseas operations, Honda will establish advanced manufacturing systems and capabilities to create new value.

<Strengthening Japan Production>

Building a New Automobile Production Plant:

•	Honda plans to build a new auto plant capable of synchronous auto production – from the engine to the entire automobile — in Yorii, Saitama to begin operation in 2010.

•	The annual production capacity of this new auto plant will be approximately 200,000 units. Employment at the new plant is expected to be 2,200 associates. Related investment is expected to be approximately 70 billion yen.

•	When the new plant becomes operational, Honda’s total annual production capacity in Japan will be increased from the current 1.3 million units to 1.5 million units.

•	After the new Yorii plant becomes operational, Honda will renovate the Sayama plant to make it the most advanced production operation. Honda will establish a high quality and high efficiency manufacturing system by applying the latest technologies to both the Sayama and Yorii plants. These plants will be responsible for evolving such manufacturing systems horizontally to other Honda operations worldwide.

Strengthening Automatic Transmission (AT) Production:

•	The production capabilities at the Hamamatsu Plant will be further strengthened as the leader plant of global AT production, with manufacturing technologies to be further advanced in Hamamatsu.

<Strengthening R&D Capabilities>

Establishing New R&D Center:

•	Honda will build a new R&D center in Sakura, Tochigi. This new R&D facility will have multiple test courses, which reproduce various driving conditions including high-speed driving to urban-area driving. In this way, Honda will strengthen development of next-generation vehicles. Honda is aiming to begin operation of this new R&D facility in 2009. Related investment is expected to be approximately 17 billion yen.

2.	Strengthening the Foundation for Overseas Growth

Honda will further strengthen the foundation for the growth of overseas operations by focusing on strengthening its business foundation in North America and on business expansion in growth areas such as Asia and South America.

<Strengthening North American Operations>

Building a New Automobile Production Plant in the US:

•	The new auto plant in the U.S., which is planned to become operational in 2008, will have annual production capacity of approximately 200,000 units. The related investment is expected to be approximately US$ 400 million. Employment at this new plant is expected to be more than 1500 associates. And this new plant will have the lowest environmental footprint among other Honda auto plants in North America.

•	We are in the final process of selecting locations, with plans to announce more details when the final decision is made.

•	With this new plant, annual auto production capacity in North America will be increased from the current 1.4 million units to 1.6 million units.

Building a New Auto Engine Plant in Canada:

•	Honda plans to build a new engine plant in Canada, neighborring the existing auto plant - Honda of Canada Mfg.(HCM) The annual production capacity will be approximately 200,000 units, and the plant should begin operation in 2008. Related investment is expected to be approximately US$140 million, with employment of 340 associates.

•	This new engine plant will produce four cylinder engines for supply to HCM, which are now produced at Anna Engine Plant in Ohio. The Anna Engine Plant will begin supplying engines for the new auto plant in the U.S. and will also begin producing some engine components which are currently being supplied from Japan. Through this, Honda is going to further increase its local content in North America.

•	The new automatic transmission plant in Georgia (with annual production capacity of more than 300,000 units) began operations this month (May 2006). With the addition of this plant, Honda will establish an integrated AT production capability and further improve production efficiency.

<Expanding Business in Growth Areas>

Motorcycle Business in Asia:

•	Hero Honda in India is planning to increase capacity of its existing line (by 450,000 units) as well as build a new plant with annual production capacity of 450,000 units. As a result, annual motorcycle production capacity in India will increase by an additional 900,000 units to a total of 5.2 million units by 2007.

•	Honda is planning to expand motorcycle production capacity in the Philippines and Pakistan. With these expansion plans, the annual motorcycle production capacity in Asia will reach 14 million units by 2007 – an increase of 6 million units in three years, compared to the 8 million unit capacity in 2004.

Automobile Business in Asia:

•	Honda has decided to undertake the plan to double automobile production capacity in India three years ahead of the original schedule. Annual automobile production capacity in India will reach 100,000 units around the end of 2007. Honda will consider further expansion to accommodate future growth in customer demand.

Automobile Business in China:

•	When Guangzhou Honda’s second auto plant with annual production capacity of 120,000 units becomes operational this fall, total automobile production capacity in China will reach 530,000 units. Honda will consider further expansion based on future market trends.

Automobile Business in South America:

•	Honda is planning to double production capacity of its auto plant in Brazil to 100,000 units by 2008.

Based on these expansion plans and other initiatives, Honda envisions 2010 global unit sales of more than 4.5 million units for automobiles, 18 million units or more for motorcycles, and 7 million plus units for power products.

3.	Strengthening our Commitment to Reduce Environmental Footprint

Under the direction of “commitment for the future,” Honda will continue pursuing more proactive efforts to reduce its environmental footprint with the main focus on CO2 reduction.

<Reduction of CO2 Emissions – Setting Voluntary Goals>

•	Honda voluntarily sets global CO2 reduction goals for its products and production activities and is accelerating its efforts to achieve those goals.

•	In 2000, the global average of CO2 exhaust emissions among Honda automobiles was 179.5g/km. Despite increased sales of larger-size vehicles such as SUV and minivans, average CO2 emissions were reduced by 5% during the five year period up to 2005.

•	Honda now strives to achieve a further reduction of 5% or more, aiming to accomplish a total 10% reduction by 2010 compared to the level of 2000. Honda will also work toward a 10% reduction both for motorcycles and power products.

•	At Honda, the global average of CO2 emissions to produce one automobile also declined by approximately 5% during the five year period up to 2005. Honda is working toward a further reduction by 5% or more by 2010 to achieve a total reduction of 10% compared to the level of 2000. For motorcycle and power product production, Honda set goals to reduce CO2 emissions by 20% in each area.

•	Honda is the first automaker in the world to announce global CO2 reduction goals for its products and production activities.

<Product strategy >

New Dedicated Hybrid Vehicle:

•	Honda is now developing a new dedicated hybrid vehicle suitable for family use in major automobile markets in the world. With this new dedicated hybrid vehicle Honda will achieve further advancement of fuel efficient technologies and a major cost reduction, which will enable Honda to offer this vehicle in 2009 at a price level lower than the Civic Hybrid.

•	Production of all-new, more-affordable, dedicated hybrid vehicle, including the hybrid unit, will be produced at Suzuka Factory. The worldwide sales plan is approximately 200,000 units per year that includes projected North American sales volume 100,000 units.

New Clean Diesel:

•	Based on the current highly successful diesel engine currently sold in Europe, Honda is now developing a cleaner next-generation 4-cylinder diesel engine. This engine will meet the U.S. EPA’s stringent Tier2 BIN5 emission standard requiring NOx emission levels equivalent to a gasoline-powered vehicle. Honda plans to introduce this super-clean diesel engine to market within the next three years.

•	Honda will also work toward development of a clean V6 diesel engine.

•	While improving the fuel efficiency of gasoline engines with Advanced VTEC, Advanced VCM, and other technologies, Honda will expand application of hybrid technology to smaller size vehicles and diesel technology to medium-to-large size vehicles. Thorough these comprehensive efforts leveraging the unique characteristics of each environmental technology, Honda will accelerate its effort to reduce CO2 emissions.

Motorcycles:

•	Honda plans to install fuel injection on the majority of models for sale worldwide by the end of 2010.

•	Moreover, Honda will introduce new engine technologies such as super-low friction engines, which will improve fuel economy by up to 13% compared to the current level, and VCM systems for motorcycles, which will improve fuel economy by up to 30% compared to the current level.

Fuel Cell Vehicle:

•	Honda is currently developing a new vehicle based on the technology and design of the FCX Concept, and a drivable model will be unveiled in fall of this year. Honda plans to begin sales of this new fuel cell vehicle within the next three years.

Solar Cell:

•	Solar cell panels developed by Honda are currently installed and utilized at 15 Honda facilities worldwide, the Suzuka Factory will be added to this list in fall of this year.

•	Honda will begin the production and sales of solar panels in fall of this year, within limited areas. Honda will begin mass production of the solar panel by establishing a production line with the annual capacity of 27.5 megawatts at Honda’s Kumamoto Factory in 2007.

Honda will further strengthen its ability to create advanced technologies and products that represent the uniqueness of Honda with the goal to become number one in the world in creating new value and joy for our customers.

Ref.# C06- 039

Honda Builds New Automobile Plant in Japan

With Annual Production Capacity of 200,000 units

Tokyo, May 17, 2006 – Honda Motor Co., Ltd. today announced plans to build a new auto plant in Yorii, Osato county, Saitama prefecture. This new plant will begin operation in 2010 with annual production capacity of approximately 200,000 units of engines and finished automobiles.

The town of Yorii is located in the northwestern part of Saitama prefecture, approximately 35 kilometers away from Sayama city, where Honda’s existing Saitama Factory (Sayama plant) is located. After the new Yorii plant becomes operational, Honda will renovate Sayama Plant to make it the most advanced production operation.

Honda plans to begin construction of the new plant in a few years on a lot size of about 800,000 square-meters, with plans to begin operation of the new plant in early 2010. Related investment is expected to be approximately 70 billion yen, with an employment of roughly 2,200 associates at the time of production start

When the new plant becomes operational, Honda’s total annual production capacity in Japan will be increased from the current 1.3 million units to 1.5 million units.

“Honda will establish a high quality and highly efficient manufacturing system by applying the latest technologies,” said Takeo Fukui, president & CEO of Honda Motor Co., Ltd. “The new plant will be responsible for evolving these manufacturing systems to other Honda operations across the world.”

<Reference — Honda’s existing automobile production plants in Japan>

Saitama Factory (Sayama Plant) in Sayama, Saitama Prefecture

Establishment:	May, 1964
Size:	461,000 square-meters (m2)
Employment:	5,376 associates
Annual production capacity:	approximately 520,000 units
Models produced:	Legend(RL), Accord, Elysion, Odyssey, etc.

•	Suzuka Factory in Suzuka, Mie Prefecture

Establishment:	April, 1960
Size:	1,128, 000 square-meters (m2)
Employment:	7,032 associates
Annual production capacity:	approximately 540,000 units
Models produced:	Civic, Fit, Airwave, Life, etc.

Yachiyo Industry Co., Ltd. Yokkaichi Factory in Yokkaichi, Mie Prefecture

Establishment:	August, 1985 (start of consignment production)
Size:	173,000 square-meters (m2)
Employment:	1,260 associates
Annual production capacity:	approximately 240,000 units
Models produced:	Vamos, Zest, Acty, etc.

###

Honda Philippines Begins Mass Production at New Motorcycle Plant

Metropolitan Manila, May 22, 2006 — Honda Philippines, Inc., Honda’s subsidiary for motorcycle production and sales as well as power product sales in the Philippines, today announced the start of mass production at its new motorcycle plant in Tanawan City, Batangas Province.

HPI decided to move its original plant in February in response to increasing customer demand, and began construction of the new plant in March. With the new facility, HPI’s annual production capacity increased from 300,000 units to 500,000 units. Located 60 km south of the former plant, the new plant has a potential capacity of 1 million units with additional modifications. The building area is 42,000 m2 of a 200,000 m2lot. Total investment was 1.43 billion pesos (approximately 3 billion yen). Machinery and equipment from the old plant were fully utilized in the new plant, with the addition of a new painting line. An environmentally-friendly layout is employed for the new plant, including natural lighting. Efficiency has been improved in each process along the production line as well as in logistics. It is expected that production quality also will be improved and HPI hopes to achieve a higher level of customer satisfaction.

The company plans to use the former plant site for expansion of a traffic education center to increase Honda’s safety-related activities in the Philippines in response to the growing market.

The overall motorcycle market in the Philippines has been growing rapidly, reaching 580,000 units in 2005, a 22% increase from 2004. The market is expected to grow further in 2006, up to more than 700,000 units.

Honda established HPI in 1983, achieving the cumulative production of 1 million units in February, 2005. Including XRM and Wave 100, the key products of HPI, total sales reached approximately 290,000 units in 2005, a 42% increase from 2004. Sales for the first four months of this year totaled approximately 94,000 units and represent a 6% increase from 2005. Honda’s goal is to meet the growing customer demand with expanded production capacity from the new plant.

Honda Philippines, Inc.

Established:	December 1983
Start of Production:	December 1983
Location:	Batangas, Philippines
Capital Investment:	640,860,000 pesos
Capitalization Ratio:	99.61% Honda Motor Co., Ltd.
Representative:	Kazuhiko Ikezoe, President
Business:	Production and sales of motorcycles, sales of power products
Employment:	Approx. 500 associates (as of May 2006)
Annual Capacity:	500,000 units (as of May 2006)
Production Models:	XRM(110cc),Wave 100(100cc), Wave125(125cc),TMX155(155cc),
XR200(200cc) and other products

This release is available at the following URL:

http://www.honda.co.jp/PR/    (This site is intended exclusively for the use of journalists.)

Ref.#C06-044

Honda Achieves Record Monthly Overseas and Worldwide Auto Production

May 24, 2006 – Honda Motor Co., Ltd. today announced its automobile production, domestic sales, and export results for the month of April 2006. Honda achieved a new record for overseas and worldwide production for the month of April.

<Production>

Domestic auto production increased 5.5% for the month of April, compared to the same month a year ago due to an increase in production of domestic models. This is the first time in five months, since November 2005, that domestic production exceeded the total from the same month a year ago.

Overseas production increased 3.6% in April, due to increased production in Asia. It is the ninth consecutive month, since August 2005, for an increase over the same month a year ago.

Worldwide production increased 4.3% in April, due to an increase in both domestic and overseas production. It is the ninth consecutive month, since August 2005, for an increase over the same month a year ago.

Overseas and worldwide production achieved a new monthly record in April, including record production in Asia and China.

<Japan Domestic Sales>

Total domestic auto sales of 52,066 units for the month of April represents a 1.4% decline compared to the same month a year ago, due primarily to a decline in new vehicle registrations (passenger car and light truck sales, not including mini vehicles). It is the first time in two months, since February 2006, that total domestic sales declined from the same month a year ago.

New vehicle registrations declined 8.4% in April compared to the same month a year ago due to decreased sales of popular models such as Fit and Odyssey. It is the first time in two months, since February 2006, that new vehicle registrations declined from the same month a year ago.

Sales of mini vehicles on the other hand, increased 8.9% for the month of April compared to the same month a year ago, due to the addition of the Zest model, which was introduced in March of this year. It is the second consecutive month, since March 2006, for sales of mini vehicles to increase compared to the same month a year ago.

Life was Honda’s best selling vehicle on sales of 8,299 units, which ranked as the industry’s fifth best selling mini vehicle in April. The Fit and Zest ranked as Honda’s second and third best selling vehicles for the month. Fit had sales of 7,002 units, the fourth best selling car among new vehicle registrations (not including mini vehicles), while Zest had sales of 6,651 units, the industry’s seventh best selling mini vehicle. StepWGN was Honda’s fourth best selling vehicle on sales of 4,943 units, the industry’s sixth best selling car among new vehicle registrations (not including mini vehicles.)

<Exports from Japan>

Auto exports from Japan for the month of April totaled 51,535 units, a 13.3% increase compared to the same month a year ago, due primarily to increased exports to North America. Fit, which was introduced to the market in April, was a key contributor to the increased export to North America. It is the second consecutive month, since March 2006, that exports exceeded the total from the same month a year ago.

PRODUCTION, SALES, EXPORTS (April 2006)

Production

	April		Year-to-Date Total (Jan—Apr 2006)
	Units	Vs.4/05	Units	Vs.2005
Domestic	103,097	+5.5%	432,680	-3.0%
Overseas (CBU only)	185,297	+3.6%	761,272	+8.2%

Worldwide Total	288,394	+4.3%	1,193,952	+3.9%

Production by Region

	April		Year-to-Date Total (Jan—Apr 2006)
	Units	Vs.4/05	Units	Vs.2005
North America	110,241	-2.5%	473,250	+3.9%
(USA only)	77,335	-1.0%	335,656	+7.1%
Europe	14,832	-12.1%	66,701	+1.4%
Asia	54,061	+27.9%	193,595	+23.0%
(China only)	29,835	+44.2%	103,271	+41.4%
Others	6,163	-8.2%	27,726	+11.7%

Overseas Total	185,297	+3.6%	761,272	+8.2%

Japan Domestic Sales

	April		Year-to-Date Total (Jan—Apr 2006)
Vehicle type	Units	Vs.4/05	Units	Vs.2005
Registrations	28,662	-8.4%	149,751	-1.8%
Mini Vehicles	23,404	+8.9%	86,561	-2.6%

Honda Brand Total	52,066	-1.4%	236,312	-2.1%

Exports from Japan

	April		Year-to-Date Total (Jan—Apr 2006)
	Units	Vs.4/05	Units	Vs.2005
North America	28,736	+53.2%	113,922	+23.2%
(USA only)	23,684	+37.5%	100,175	+21.2%
Europe	9,357	-31.7%	49,538	-1.1%
Asia	1,692	+13.1%	6,588	+6.9%
Others	11,750	+1.8%	37,131	+1.8%

Total	51,535	+13.3%	207,179	+11.9%

Securities and Exchange Surveillance Commission’s call for an order for payment of penalty charge to be issued

On May 24, 2006, the Securities and Exchange Surveillance Commission announced that it advised the prime minister and the commissioner of the Financial Services Agency to issue an order for payment of a penalty charge to an employee of Automobile R&D Center of Honda R&D Co., Ltd., an R&D subsidiary of Honda Motor Co., Ltd., on the grounds the employee was engaged in insider trading relating to a third-party allotment of new shares of Nihon Plast Co., Ltd.

It is most regrettable that such an incident has occurred and we deeply apologize for any trouble this may have caused our shareholders, investors and related parties.

Honda established its “Guidelines for Managing Inside Information and Restricting Insider Trading” in 1989 and has been proactive with its efforts to prevent insider trading. It therefore takes this violation of law by one of the employees of its subsidiaries extremely seriously. Honda will make efforts to even more thoroughly educate its employees on legal compliance and will take measures to prevent such an incident from happening again.

1.	Outline of the basis for the commission’s advice

An employee of Automobile R&D Center of Honda R&D Co., Ltd. learned that Honda Motor Co., Ltd would be allocated new shares of Nihon Plast Co., Ltd. as a third party, and then purchased 7,000 shares of Nihon Plast Co., Ltd. at 4.2 million yen on June 17, 2005, before this information was released on July 7, 2005.

2.	Amount of the penalty charge

The amount of the penalty that the commission is advising the employee be charged under the Securities Exchange Law is 820,000 yen.

3.	Preventative measures

Honda will familiarize its employees on insider trading restrictions by posting explanatory material on the Company’s intranet. And starting June 2006 it will hold successive information sessions internally for its employees on insider trading restrictions.

Current State of the Company’s Corporate Governance

I.	Basic Stance on Corporate Governance, Capital Structure, Company Attributes and Other Fundamental Information

1. Basic Stance

Based on its fundamental corporate philosophy, the Company is working to enhance corporate governance as one of its most important management issues. Our aim is to have our customers and society, as well as our shareholders and investors, place even greater trust in us and to ensure that Honda is “a company people want to exist.”

To ensure objective control of the Company’s management, outside directors and corporate auditors are appointed to the Board of Directors and the Board of Corporate Auditors, which are responsible for the supervision and auditing of the Company. Honda has also introduced an operating officer system, aimed at strengthening both the execution of business operations at the regional and local levels and the supervision by the Board of Directors. The term of office of each director is limited to one year, and the amount of remuneration payable to them is determined according to a standard that reflects their performance in the Company. Our goal in doing this is to maximize the flexibility with which our directors respond to changes in the operating environment.

With respect to business execution, Honda has established a system for operating its organizational units that reflects its fundamental corporate philosophy. For example, separate headquarters have been set up for each region, business and function, and a general manager from the Board of Directors or an operating officer has been assigned to each headquarters and main division. In addition, the Management Council deliberates important matters concerning management, and regional operating councils deliberate important matters concerning management of their respective regions. The result is a system that functions effectively and efficiently, and addresses the needs of customers and societies around the world in a swift and appropriate manner.

With respect to internal control, each division within the Company is working autonomously to reinforce legal and ethical compliance and risk management. The task of the Audit Office is to carry out effective audits of the performance of each division’s business.

To enhance even further the trust and understanding shareholders and investors have in it, Honda’s basic policy emphasizes the appropriate disclosure of company information, such as by disclosing financial results on a quarterly basis and timely and accurately giving public notice of and disclosing its management strategies. Honda will continue raising its level of transparency in the future.

2. Capital Structure

Ownership	by overseas investors: 30% or more

Principal Shareholders

Name	Number of Shares Held	Percentage of Total Shares Issued (%)
Japan Trustee Services Bank, Ltd. (trust account)	64,249,900	7.00
Moxley & Co.	56,631,807	6.17
The Master Trust Bank of Japan, Ltd. (trust account)	46,137,300	5.02
Tokio Marine & Nichido Fire Insurance Co., Ltd.	35,461,400	3.86
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	30,572,200	3.33
Meiji Yasuda Life Insurance Company	28,444,000	3.10
Sompo Japan Insurance Inc.	21,833,300	2.37
The Chase Manhattan Bank, N.A. London	18,618,749	2.02
Mitsui Sumitomo Insurance Co., Ltd.	17,519,875	1.90
Nippon Life Insurance Company	15,425,381	1.68

3. Company Attributes

Stock Exchange Listings and Markets	First Section of Tokyo Stock Exchange, First Section of Osaka Securities Exchange, First Section of Nagoya Stock Exchange, Fukuoka Stock Exchange, Sapporo Stock Exchange
Closing of accounts	March
Field of business	Transportation equipment
Employees (consolidated)	More than 1,000
Net sales (consolidated)	More than ¥1 trillion
Parent company	None
Consolidated subsidiaries	More than 300

4. Other Particular Information Having a Major Effect on Corporate Governance

As of March 31, 2006, the Honda Group comprised Honda Motor Co., Ltd., and 454 affiliated companies located in Japan and other countries. Of these, 147 subsidiaries (including one listed subsidiary) and 42 affiliates were in Japan, and 206 subsidiaries and 59 affiliates were located in 46 countries outside Japan. Each company in the Honda Group seeks to encourage understanding and cooperation, particularly with the business partners of affiliates, share its basic policies on governance and further enhance corporate governance in line with each country’s laws and business environments and each company’s business conditions.

II.	Current State of Company’s Management Structure for Making Managerial Decisions and Executing and Supervising Operations and of Other Corporate Governance Systems

1. Matters Relating to Structure of Company Organs and Operation of the Company’s Organizational Units

Form of organization	Company with corporate auditors

Items Pertaining to Directors

Person presiding over Board of Directors meetings	President
Number of directors	21
Status regarding selection of outside directors	Elected
Number of outside directors	2

Relationship with the Company (1)

Name	Affiliations	Relationship with the Company (Note 1)
		a	b	c	d	e	f	g	h	i
Satoru Kishi	Originally from other company				Y

Kensaku Hogen	Other

Note Selected items pertaining to the individual’s relationship with the Company

a.	Originally from parent company
b.	Originally from other affiliated company
c.	One of the Company’s principal shareholders
d.	Concurrently outside director or outside corporate auditor of another company
e.	Operating director, operating officer, or the like of another company
f.	Is the spouse or a person within three degrees of kinship or the like of an operating director, operating officer, or the like of the Company or an entity with which the Company has a special relationship or is some other such person
g.	Receives compensation or the like or some other benefits in the form of assets from, as an executive of, the Company’s parent company or subsidiary
h.	Has entered into limitation of liability agreement with the Company
i.	Other

Relationship with the Company (2)

Name	Additional Explanation Related to This Topic	Reason for Selection as Outside Director
Satoru Kishi

Director, Kirin Brewery Co., Ltd.

Director, Mitsubishi Logistics Corporation

Director, Mitsubishi Research Institute, Inc.

Director, Royal Park Hotels And Resorts Co., Ltd.

Statutory Auditor, Mitsubishi Heavy Industries, Ltd.

Corporate Auditor, Meiji Yasuda Life Insurance Company

To enable the Company to receive advice on its corporate activities from an objective, broad-ranging, and advanced viewpoint based on extensive experience and a high level of insight in corporate management

Kensaku Hogen	—	To enable the Company to receive advice on its corporate activities from an objective, broad-ranging, and advanced viewpoint based on extensive experience and a high level of insight in diplomacy

Other Items Concerning Principal Activities of Outside Directors

Outside directors attend meetings of the Board of Directors, asking questions and offering opinions as necessary.

Items Pertaining to Corporate Auditors

Establishment of a Board of Corporate Auditors	Established
Number of corporate auditors	6

Cooperation between Corporate Auditors and Independent Auditor

In fiscal 2006, ended March 31, 2006, meetings between the Company’s corporate auditors and its independent auditor were held on five occasions. At those meetings, the independent auditor provided the corporate auditors with explanations and reports on accounting audit plans and results, and opinions were exchanged.

Cooperation between Corporate Auditors and the Audit Office

The Corporate Auditors coordinate closely with the Audit Office, which is responsible for internal audits, with respect to audit policies and schedules. In fiscal 2006, corporate auditors and the Audit Office, either independently or in collaboration, conducted business audits of a total of 128 companies among Honda’s domestic and overseas subsidiaries and affiliates.

Status regarding selection of outside corporate auditors	Elected
Number of outside corporate auditors	3

Relationship with the Company (1)

Name	Affiliations	Relationship with the Company (Note 1)
		a	b	c	d	e	f	g	h	i
Koukei Higuchi	Originally from other company				Y
Kuniyasu Yamada	Originally from other company					Y
Fumihiko Saito	Attorney

Note Selected items pertaining to the individual’s relationship with the Company

a.	Originally from parent company
b.	Originally from other affiliated company
c.	One of the Company’s principal shareholders
d.	Concurrently outside director or outside corporate auditor of another company
e.	Operating director, operating officer, or the like of another company
f.	Is the spouse or a person within three degrees of kinship or the like of an operating director, operating officer, or the like of the Company or an entity with which the Company has a special relationship or is some other such person
g.	Receives compensation or the like or some other benefits in the form of assets from, as an executive of, the Company’s parent company or subsidiary
h.	Has entered into limitation of liability agreement with the Company
i.	Other

Relationship with the Company (2)

Name	Additional Explanation Related to This Topic	Reasons for Selection as Outside Corporate Auditor

Koukei Higuchi

Director, Shonan Country Club

Auditor, Daiichi Sankyo Co., Ltd.

Corporate Auditor, Daiichi Pharmaceutical Co., Ltd.

Auditor, Japan Airport Terminal Co., Ltd.

Corporate Auditor, Mitsubishi Corporation

Statutory Auditor, Royal Park Hotels And Resorts Co., Ltd.

To enable the Company to receive audits of its corporate activities from a broad-ranging and advanced viewpoint based on extensive experience and a high level of insight in corporate management

Kuniyasu Yamada	President and Director, MTB Apple Planning, Co., Ltd.	To enable the Company to receive audits of its corporate activities from a broad-ranging and advanced viewpoint based on extensive experience and a high level of insight in corporate management

Fumihiko Saito	—	To enable the Company to receive audits of its corporate activities from a broad-ranging and advanced viewpoint based on extensive experience, knowledge and a high level of insight as a legal specialist

Other Items Related to the Activities of Outside Corporate Auditors

The outside corporate auditors attend meetings of the Board of Directors, asking questions and offering opinions as necessary.

Incentives

Current status of implementation of measures related to the granting of incentives to directors	Implemented a system of performance-linked compensation

Additional Explanation on This Topic

The total amount of remuneration and bonuses of directors and corporate auditors is determined according to criteria that reflects their performance in the Company.

Remuneration for directors and corporate auditors is paid based on criteria approved by the Board of Directors, and it is paid within the extent of the maximum amount resolved by the Ordinary General Meeting of Shareholders.

Bonuses for directors and corporate auditors are paid based on a decision of the Ordinary General Meeting of Shareholders, taking into consideration the Company’s profits during the fiscal year, past bonuses paid and various other factors.

Director Compensation

Method of disclosure	Annual securities report
Status regarding disclosure	Aggregate compensation paid to all directors is disclosed

Additional Explanation Concerning This Item

The total remuneration paid to directors and corporate auditors during fiscal 2006 was ¥997 million: ¥897 million to the 37 directors (including 16 directors who retired during the year) and ¥100 million to the six corporate auditors. The remuneration paid to directors includes employee wages paid to directors who also held employee status and remuneration paid by subsidiaries of the Company to directors who had business execution responsibilities for the subsidiaries. The remuneration paid to corporate auditors includes amounts paid by subsidiaries of the Company to corporate auditors who also served as corporate auditors for those subsidiaries.

Executive bonuses paid during fiscal 2006 totaled ¥720 million: ¥668 million to the 36 directors who were directors at the end of fiscal 2005 and ¥52 million to the five corporate auditors who were corporate auditors as at the end of fiscal 2005.

Retirement allowances paid to the two retired directors totaled ¥464 million, in accordance with a resolution of the Ordinary General Meeting of Shareholders, held in June 2005.

Outside Director (Outside Corporate Auditor) Support System

A Corporate Auditors Office is in place to house staff who are involved with directly supporting the Board of Auditors. This office also provides information concerning Board of Directors meetings and other topics to outside directors and outside corporate auditors, as necessary.

2.	Items Pertaining to Business Execution, Audits and Supervision, Designations, Determinations of Compensation, and Other Functions

(1) Management Supervisory Structure

Board of Directors Meeting

The Board of Directors determines important items that are related to business execution or that are designated by law and supervises business execution.

In June 2005, the Company introduced an operating officer system aiming at strengthening its supervising and business execution and improving flexibility in decision-making at the Board of Directors. The Company also plans to increase the number of outside directors to strengthen the supervisory functions of the Board of Directors.

In fiscal 2006, the Board of Directors met nine times.

Board of Corporate Auditors Meeting

In accordance with the Company’s auditing standards, auditing policies, and apportionment of responsibilities, and other such matters as determined by the Board of Corporate Auditors, each corporate auditor audits the directors’ execution of duties. Corporate Auditors accomplish these audits through various means, including attending meetings of the Board of Directors and inspecting the state of the Company’s assets and liabilities.

In fiscal 2006, the Board of Corporate Auditors met 14 times.

The Board of Corporate Auditors has certified Shinichi Sakamoto, a corporate auditor of the Company, as an “audit committee financial expert,” as set out in the rules of the Securities and Exchange Commission pursuant to Section 407 of the U.S. Sarbanes-Oxley Act of 2002.

Decisions Regarding Director Candidates

Candidates for directors are decided at meetings of the Board of Directors. Candidates for corporate auditors are decided by resolution of the Board of Directors, subject to agreement of the Board of Corporate Auditors.

Determination of Executive Compensation

Director compensation is determined by resolution at Board of Directors meetings, based on predetermined compensation standards. Auditor compensation is determined by deliberation of auditors, based on predetermined compensation standards.

Accounting Audits

In order to ensure proper auditing of the Company’s accounts, the Board of Corporate Auditors and the Board of Directors receive auditing reports based on the Commercial Code’s Audit Special Exceptions Law (Company Law from fiscal 2007), the Securities and Exchange Law and the U.S. Securities Exchange Act. In addition, they supervise the election of independent auditors, their remuneration and their non-audit services.

In the previous fiscal year, the Company elected Ernst & Young ShinNihon as its independent auditor under the Commercial Code’s Audit Special Exceptions Law and the Securities and Exchange Law, and elected AZSA & Co. as its independent auditor under the Securities Exchange Act of the U.S.A.

In fiscal 2006, the Company elected AZSA & Co. as its independent auditor under Japanese laws, thus having the same independent auditor under both U.S. and Japanese laws, in order to ensure an efficient Group-wide auditing system.

A total of 47 people from AZSA & Co. provided auditing services for Honda: four Japanese certified public accountants (Masanori Sato, Shuji Otsu, Kensuke Sodegawa and Mitsuji Maeno) and 43 assistants (13 certified public accountants, 14 assistant accountants, three U.S. certified public accountants and 13 others).

In fiscal 2006, the Company and its consolidated subsidiaries paid a total of ¥1,119 million in fees to AZSA & Co. and its affiliated accounting firm, KPMG, for audit certification services under the Commercial Code’s Audit Special Exceptions Law, the Securities and Exchange Law and the U.S. Securities Exchange Act.

In fiscal 2006, the Company’s overseas consolidated subsidiaries paid a total of ¥395 million in fees to AZSA & Co. and its affiliated accounting firm, KPMG, for non-auditing services.

Policy and Procedures for Obtaining Board of Corporate Auditors’ Prior Consent

To ensure that the independent auditor and its affiliate involved in audit certification services under the U.S. Securities Exchange Act behave in accordance with all applicable laws and regulations and maintain complete independence from the Company, they must obtain the prior consent of the Company’s Board of Corporate Auditors before they carry out auditing services, auditing-related services, tax services and other services for Honda.

The Company’s initial policy required that each contractual agreement have a separate prior consent from the Board of Corporate Auditors. In order to make the decision-making process more efficient, however, we are enhancing procedural efficiency by establishing categories of matters requiring comprehensive prior consent. These categories are reviewed regularly by the Board of Corporate Auditors. Any matter that does not fall under one of these categories still requires separate consent of the Board of Corporate Auditors.

(2) Business Execution System

Organization

As for execution of business, the Company has six regional operations around the world to develop business based on its fundamental corporate philosophy. These operations adopt long-term perspectives and maintain close ties with local communities.

The Company’s four business operations—motorcycles, automobiles, power products and spare parts—formulate the medium- and long-term plans for their business development, and each operation aims to maximize its business performance on a global basis. Each functional operation—such as Customer Service Operations, Production Operations, Purchasing Operations, Business Management Operations and Business Support Operations—supports the other functional operations, with the aim of increasing Honda’s effectiveness and efficiencies.

Research and development activities are conducted principally at the independent subsidiaries of the Company.

Honda R&D Co., Ltd., is responsible for research and development on products, while Honda Engineering Co., Ltd., handles research and development in the area of production technology. The Company actively carries out research and development in advanced technologies with the aim of creating products that are distinctive and internationally competitive.

Business Execution Officer System

The Company has assigned a general manager from the Board of Directors or an operating officer to each regional, business and functional division, as well as to each research and development subsidiary. By ensuring swift, optimal decision-making in each region and workplace, the Company is building a highly effective and efficient business execution system.

Management Council

The Company has established the Management Council, which consists of 10 representative directors. Along with discussing in advance the items to be resolved at meetings of the Board of Directors, the Management Council discusses important management issues as directed by the Board of Directors.

In fiscal 2006, the Management Council met 22 times.

Regional Operating Councils

To enhance the independence of each regional operation and ensure swift decision-making, regional operating councils have been established at each regional operation to discuss important management issues in the region within the scope of authority conferred upon it by the Management Council.

III.	Status of Measures Related to Shareholders and Others with Vested Interests

1.	Measures to Invigorate Ordinary General Meetings of Shareholders and Ensure Smooth Exercise of Voting Rights

Additional Explanation
Early delivery of convocation notices of general meetings of shareholders	The Company sends convocation notices of general meetings of shareholders before the date required by law.

Setting days to hold general meetings of shareholders that avoid days on which many other meetings are held	The Company takes into consideration days on which there is a high concentration of meetings, and it works to hold ordinary general meetings of shareholders as early as possible.

Exercise of voting rights using electronic means	The Company allows shareholders to exercise their voting rights via the Internet, using personal computers or mobile phones.

Other	The Company also presents easy-to-understand reports using videos and slides and displays its products at the conference room, and it sends convocation notices in English to overseas investors.

2.	IR Activities

	Explanations by the Representative himself or herself	Additional Explanation

Holding of regular presentation meetings for analysts and institutional investors	Yes	The Company holds meetings to present its results four times a year and meetings with the president twice a year. In addition, the Company holds information meetings for investors at motor shows and other major events, where presentations are made by the president or relevant director.

Holding of regular presentation meetings for overseas investors	Yes	Company representatives visit and hold information meetings for overseas investors four times a year, following the announcement of business results, and representatives based overseas hold information meetings as appropriate. In addition, the Company holds information meetings for investors at motor shows and other major events, where presentations are made by the president or relevant director.

IR materials contained on home page	Yes	The latest information for investors is available on the Company’s website (www.honda.co.jp/investors in Japanese; www.world.honda.com/investors in English). All new information is uploaded to the site simultaneously in Japanese and English.

Specification of IR-related department (person)	—	The Company specifies people to be in charge of IR in Japan, North America and Europe, and seeks to expand its IR activities.

Other	—	The Company issues a regular publication for shareholders, containing information about its businesses, products, financial status and other matters. Moreover, the Company conducts regular tours of facilities in Japan and overseas for shareholders and other investors.

3.	Respecting the Perspective of Stakeholders

Additional Explanation

Internal provisions to respect the perspective of stakeholders	Seeking to earn the unwavering trust of customers and society, the Honda Group has formulated a set of behavioral guidelines, which is observed by all individual employees.

Implementation of environmental conservation activities, CSR activities, etc.	In addition to supplying products incorporating the most advanced safety and environmental technologies, the Company pursues environmental protection activities, safe driving campaigns and social contribution activities covering all aspects of its operations, including production, logistics and sales. These initiatives reflect the Company’s effort to earn the trust and understanding of society via its corporate activities.

Provisions concerning policies for providing information to stakeholders	The Company provides information about its corporate activities via financial reports and other disclosures according to law. We also publish yearly reports on environmental protection activities, safe driving campaigns and social contribution activities, which are also posted on our website. In addition, we plan to produce a corporate social responsibility (CSR) report that comprehensively explains our activities related to the environment, safety and society.

IV. Internal Control System: Fundamental Stance and Implementation Status

Basic Stance

To earn the trust of customers and society, the Company’s divisions, under the guidance of their respective directors in charge, have frameworks in place to ensure a systematic approach to compliance and risk management. These include formulation of behavioral guidelines and procedures for self-assessment. The Company also has a system to support initiatives of each division. Moreover, effective audits are carried out to monitor the execution status of each division.

Group Governance System

Behavioral Guidelines

The “Honda Conduct Guideline,” formulated to guide the behavior of all employees, is posted on the Company’s website (www.honda.co.jp/conductguideline in Japanese; www.world.honda.com/conductguideline in English). In addition, each division produces more detailed behavioral guidelines according to its specific attributes.

Self-Assessment Checklist

Each division of the Company approaches compliance and risk management in a systematic way. For example, each division has a checklist that clarifies specific laws to comply with and risks to consider related to its particular business, and each division conducts regular self-assessments. The results of such assessments are reported to the director in charge of each division, and the overall status of compliance and risk management is evaluated regularly by the Management Council.

Compliance System

The Company has appointed a Compliance Officer, who is a director in charge of compliance-related initiatives. Other key elements of our compliance system include the Business Ethics Committee and the Business Ethics Improvement Proposal Line.

Business Ethics Committee

Honda’s Business Ethics Committee is chaired by the Compliance Officer and consists of directors and corporate officers. This committee, which deliberates matters related to corporate ethics and compliance, met four times in fiscal 2006.

Business Ethics Improvement Proposal Line

Honda places high priority on open communications in its divisions. It has also set up the Business Ethics Improvement Proposal Line to receive suggestions related to corporate ethics issues. By devising appropriate responses to suggestions received, Honda is constantly working to enhance corporate ethics. The system is designed to ensure to protect informants, who can either use their real name or remain anonymous.

The Business Ethics Committee supervises the operation of the Business Ethics Improvement Proposal Line and submits status reports to the Board of Corporate Auditors.

Risk Management System

Each division works to prevent and address its particular set of risks. In addition, the Honda Crisis Response Rules are designed to address company-wide crises, such as major natural disasters.

The Company has appointed a Risk Management Officer, who is a director in charge of risk management-related initiatives. It also established the Company-Wide Response Headquarters to address crisis situations.

Storage and Management of Information on Execution of Business by Directors

Documents and other information related to the execution of business by directors are stored and managed appropriately according to the document management policies of Honda and its major regional subsidiaries.

Business Audits

The Audit Office is an independent supervisory department under the direct control of the president. This office audits the performance of each department and works to improve the internal auditing of subsidiaries and affiliates in each region.

Disclosure Committee

The Disclosure Committee, which consists of relevant directors, deliberates matters related to the accuracy and appropriateness of corporate information to be disclosed in business results announcements and financial reports.

Code of Ethics

The Company has also established a “Code of Ethics” as set forth in the rules of the U.S. Securities and Exchange Commission regulations pursuant to Section 406 of the Sarbanes-Oxley Act of 2002.

[Please refer to the Attached Materials at the end for the Reference Material “Overview Diagram.”]

V. Other

1. Items Related to Takeover Defense Measures

—

2. Items Related to Other Corporate Governance Systems

—

Honda Establishes Subsidiary in Ukraine

Ukraine, June 1, 2006 – Honda Motor Europe Ltd. (HME) announced that it has established a fully-owned subsidiary in Ukraine, with the aim of driving sales of Honda products in the country. Honda Ukraine LLC (HUA) will deal with the import and wholesale of automobiles, power equipment and parts in Ukraine, a market which is expected to expand significantly as a result of predicted economic growth. HUA is expected to commence business from the end of July 2006.

The Ukrainian economy has seen steady growth since the country’s independence in 1991 and it is estimated that the GDP per capita will reach US$3,500 in 2010. The steel and machinery industries have been central to this progress, as well as foreign investments coming into the country.

The Ukrainian automobile market (including domestic and imported vehicles), underpinned by this favorable economy, is growing rapidly. In 2005 this market stood at about 265,000 units, a more than 300% increase since 2000, and it is expected to reach about 500,000 units by 2010.

Honda has been marketing automobiles in Ukraine through a distributor since 1992. HUA aims to enhance Honda’s sales capacity in the country by establishing a sales network which can handle the future expansion of the market. Honda’s Ukrainian automobile sales increased by 30% to 2,200 units in 2005 and the company plans sales of about 5,500 units during 2007, anincrease of 150% on 2005.

Outline of new company

Name of the company:	Honda Ukraine LLC (HUA)

Date of establishment:	May 3, 2006 Business operation expected to start from the end of July 2006

Location:	Kiev

Capital:	3 million euros

Investment ratio:	Honda Motor Europe Ltd. 100%

Number of employees:	30 (approx.)

Business activities:	Import and wholesale of automobiles, power equipment and parts, as well as after-sales service

Partial Amendments to the Articles of Incorporation

(1) Reasons for Amendments:

1)	The Company has cancelled eleven million (11,000,000) of its own shares pursuant to the resolutions of the meeting of the Board of Directors held on January 31, 2006 in accordance with the provisions of Article 212 of the Commercial Code. Accordingly, the total number of shares authorized to be issued by the Company as set forth in Article 5 of the Articles of Incorporation of the Company shall be decreased correspondingly by the number of shares so cancelled.

2)	The Company Law (Law No. 86, 2005) went into effect on May 1, 2006, and the following proposals for changes in the Company’s Articles of Incorporation have been made.

1.	Accompanying the elimination under the Company Law of restrictions on the place where general meetings of shareholders are to be held, a proposal has been made to eliminate the article relating to the place for convening such general meetings.

2.	With the aim of improving the flexibility of the Board of Directors, a proposal has been made to add a new article that would abbreviate procedures for Board decisions and make it possible for the Board, as necessary, to make decisions in writing or by electronic means.

3.	With the objectives of implementing capital policy and dividend policy more flexibly, a proposal has been made to add a new article that would give the Board of Directors the authority to make decisions regarding dividends from surplus and other matters.

4.	In addition to the three proposals referred to immediately above, a proposal has been made to add, eliminate, or modify the Articles of Incorporation as required, based on the provisions of the Company Law.

3)	In addition to the proposals mentioned above, a proposal has been made to make necessary changes in the overall text of the Articles of Incorporation, including alteration of numberings and refinement of wording as appropriate in view of the addition and deletion of articles.

(2) Contents of Amendments:

Portions of the existing Articles of Incorporation will be amended as follows:

Note:	Certain minor/typographical changes were made to the Japanese language Articles of Incorporation that did not affect the meaning of the article and such changes are not reflected in this English language translation. For example, the spelling of certain Japanese words were changed, but such changes did not affect the meaning of such words.

(The underlines indicate the portions to be amended.)

Existing Articles of Incorporation	Proposed Amendments
Chapter I. General Provisions [Newly Established]	Chapter I. General Provisions

Article 4 (Governance components)

The Company shall have the following governance components as well as General Meetings of Shareholders and Directors, respectively.

1. Board of Directors

2. Corporate Auditors

3. Board of Corporate Auditors

4. Accounting Auditors

Article 4. (Method of giving public notices)	Article 5. (Method of giving public notices)

Chapter II. Shares	Chapter II. Shares

Article 5. (Total number of shares authorized to be issued by the Company) The total number of shares authorized to be issued by the Company shall be 3,554,000,000 shares; provided, however, that in case any retirement of shares is made, the number of shares authorized to be issued shall be decreased correspondingly by the number of shares so cancelled.

Article 6. (Total number of shares authorized to be issued by the Company) The total number of shares authorized to be issued by the Company shall be 3,543,000,000 shares.

[Newly established]	Article 7. (Issuance of shares) The Company shall issue share certificates representing its issued shares.

Article 6. (Purchase by Company of its own shares with resolution of the Board of Directors)

The Company may purchase its own shares with a resolution of the Board of Directors in accordance with the provision of Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

[Deleted]

Article 7. (Number of shares per one unit of shares, and non-issuance of share certificates representing less than one unit) One unit of shares in the Company consists of one hundred (100) shares.

The Company shall not issue any share certificates representing shares less than one unit of shares (hereinafter referred to as the “Shares Less Than One Unit”); provided, however, that this shall not apply to the matters otherwise provided for in the Share Handling Regulations.

Article 8. (Number of shares constituting one voting unit, and non-issuance of share certificates representing less than one voting unit)

The number of shares constituting one voting unit in the Company consists of one hundred (100) shares.

Notwithstanding the preceding Article, the Company shall not issue any share certificates representing Shares Less Than One Voting Unit; provided, however, that this shall not apply to the matters otherwise provided for in the Share Handling Regulations.

Article 8. (Request for sale of Shares Less Than One Unit)

A shareholder of the Company (including a beneficial shareholder; the same applies hereinafter) holding Shares Less Than One Unit may, in accordance with the provisions of the Share Handling Regulations, make a request to the effect that such number of shares should be sold to it that will, when added to the Shares Less Than One Unit already held by that shareholder, constitute one unit of shares.

Article 9. (Request for sale of Shares Less Than One Voting Unit)

A shareholder of the Company (including a beneficial shareholder; the same applies hereinafter) may, in accordance with the provisions of the Share Handling Regulations, make a request to the effect that such number of shares should be sold to it that will, when added to the Shares Less Than One Voting Unit already held by that shareholder, constitute one voting unit of shares.

Article 9. (Procedures relating to shares, etc.)	Article 10. (Procedures relating to shares, etc.)

Article 10. (Transfer agent)

The Company shall have a transfer agent with respect to shares. The transfer agent and its place of business shall be selected by resolution of the Board of Directors, and a public notice thereof shall be given.

The shareholders’ register and the register of beneficial shareholders of the Company (hereinafter referred to as the “shareholders’ registers”) and the register of lost share certificates shall be kept at the transfer agent’s place of business and registration of transfer of shares, purchase and request for sale of Shares Less Than One Unit and any other business relating to shares shall be handled by the transfer agent and not by the Company.

Article 11. (Shareholders’ Register Manager)

The Company shall have a Shareholders’ Register Manager.

The Shareholders’ Register Manager and its place of business shall be decided by resolution of the Board of Directors, and a public notice thereof shall be given.

Preparation and storage of the shareholders’ register (which term shall also include the register of beneficial shareholders in this document) of the Company, the register of stock acquisition rights, and the register of lost share certificates and any other business relating to shares and stock acquisition rights shall be delegated to the Shareholders’ Register Manager and not conducted by the Company.

Article 11. (Record date)

The shareholders appearing or recorded on the shareholders’ registers as of the end of each accounting period shall be the shareholders entitled to exercise the rights of shareholders at the ordinary general meeting of shareholders for such accounting period.

If it is necessary in addition to the preceding paragraph, the shareholders or registered pledgees appearing or recorded on the shareholders’ registers as of a specific date of which advance public notice is given in accordance with the resolution of the Board of Directors shall be deemed the shareholders or pledgees entitled to exercise the rights of shareholders or pledgees.

Article 12. (Record date)

The shareholders appearing or recorded on the shareholders’ register as of the end of each business year shall be the shareholders entitled to exercise the rights of shareholders at the ordinary general meeting of shareholders for such business year.

If it is necessary in addition to the preceding paragraph, the shareholders or registered pledgees appearing or recorded on the shareholders’ register as of a specific date of which advance public notice is given in accordance with the resolution of the Board of Directors may be deemed the shareholders or registered pledgees entitled to exercise the rights of shareholders or registered pledgees.

Chapter III. General Meeting of Shareholders	Chapter III. General Meeting of Shareholders

Article 12. (Time of convocation)

The ordinary general meeting of shareholders shall be convened within three months from the day following the end of each fiscal year.

In addition to the above, an extraordinary general meeting of shareholders shall be convened whenever necessary.

Article 13. (Time of convocation)

The ordinary general meeting of shareholders shall be convened within three months from the day following the end of each business year.

In addition to the above, an extraordinary general meeting of shareholders shall be convened whenever necessary.

Article 13. (Persons to convene meeting and place of meeting)

Except as otherwise provided by laws or ordinances, a general meeting of shareholders shall be convened by the President, based upon the resolution of the Board of Directors. If the President is prevented from so doing, one of the other Directors in the order fixed in advance by the Board of Directors shall convene the meeting.

A general meeting of shareholders may be held either at the head office or in its vicinity, or in Wako City, Saitama Prefecture.

Article 14. (Persons to convene meeting)

Except as otherwise provided by laws or ordinances, a general meeting of shareholders shall be convened by the President and Director, based upon the resolution of the Board of Directors. If the President and Director is prevented from so doing, one of the other Directors in the order fixed in advance by the Board of Directors shall convene the meeting.

[Deleted]

Article 14. (Chairman)	Article 15. (Chairman)

Article 15. (Resolutions)

Unless otherwise provided by laws or ordinances or by the Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority vote of the Shareholders present and entitled to vote thereat.

The special resolution provided for in Article 343 of the Commercial Code shall be adopted by two-thirds or more of the votes of the shareholders present at a meeting who hold one-third or more of the voting rights of all shareholders.

Article 16. (Resolutions)

Except as otherwise provided by laws or ordinances or by the Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority vote of the shareholders present who are entitled to exercise their voting rights thereat.

The special resolution provided for in Article 309, Paragraph 2 of the Company Law shall be adopted by two-thirds or more of the votes of the shareholders present at a meeting, who must hold one-third or more of the voting rights of shareholders who are entitled to exercise their voting rights.

Article 16. (Exercise of voting rights by proxy)

Shareholders or their legal representatives may delegate the power to exercise the voting rights to proxies providing such proxies shall be shareholders of the Company who are entitled to the voting rights. Such shareholders or proxies shall present to the Company a document evidencing their power of representation for each general meeting of shareholders.

Article 17. (Exercise of voting rights by proxy)

Any shareholder or the legal representative may delegate the power to exercise the voting rights to proxy, provided that such proxy shall be one shareholder of the Company who is entitled to the voting rights. Such shareholder or proxy shall present to the Company a document evidencing the proxy’s power of representation for each general meeting of shareholders.

Article 17. (Minutes)

The minutes of the general meetings of shareholders shall record the substance of the proceedings at the meetings and the results thereof and shall bear the names and seals of the Chairman and the Directors present, and such minutes shall be kept on file for ten years at the head office of the Company and the certified copies thereof shal1 be kept on file for five years at each of the branches of the Company.

Article 18. (Minutes)

The minutes of the general meetings of shareholders shall record the substance of the proceedings at the meetings, the results thereof and other matters as prescribed by laws or ordinances, and such minutes shall be kept on file for ten years at the head office of the Company and the certified copies thereof shall be kept on file for five years at each of the branches of the Company.

Chapter IV. Directors and Board of Directors	Chapter IV. Directors and Board of Directors

Article 18. (Number of Directors)	Article 19. (Number of Directors)

Article 19. (Election of Directors)

Directors shall be elected at a general meeting of shareholders. Resolution of such elections shall be adopted by a majority of the votes of the shareholders present, who must hold one-third or more of the votes of all shareholders. A resolution for the election of Directors shall not be made by cumulative voting.

Article 20. (Election of Directors)

Directors shall be elected by the resolution of a general meeting of shareholders. Resolution of such elections shall be adopted by a majority of the votes of the shareholders present, who must hold one-third or more of the votes of shareholders who are entitled to exercise their voting rights. A resolution for the election of Directors shall not be made by cumulative voting.

Article 20. (Term of Office)

The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the last business term occurring within one year after their assumption of office.

The term of office of a Director elected to fill vacancies shall expire at the time of expiration of the term of office of the retired Director.

Article 21. (Term of Office)

The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the business year ending within one year after their election to office.

[Deleted]

Article 21. (Directors with executive powers)

The Board of Directors shall elect from among the Directors one President and Director and may elect one Chairman of the Board of Directors, several Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors.

Article 22. (Directors with executive powers)

The Board of Directors shall appoint from among the Directors one President and Director and may appoint one Chairman of the Board of Directors, several Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors.

Article 22. (Representative Directors)

The President and Director shall represent the Company.

In addition to the preceding paragraph, the Board of Directors shall elect, pursuant to its resolutions, Directors who shall each represent the Company.

Article 23. (Representative Directors)

The President and Director shall represent the Company.

In addition to the preceding paragraph, the Board of Directors shall appoint, pursuant to its resolutions, Directors who shall each represent the Company.

Article 23. (Board of Directors)

Except as provided in the Articles of Incorporation, matters relating to the Board of Directors shall be governed by the Regulations of the Board of Directors established by the Board of Directors.

Article 24. (Board of Directors)

Except as provided by laws or ordinances or by the Articles of Incorporation, matters relating to the Board of Directors shall be governed by the Regulations of the Board of Directors established by the Board of Directors.

Article 24. (Notice of meetings of the Board of Directors)	Article 25. (Notice of meetings of the Board of Directors)

[Newly established]

Article 26. (Omission of the resolution of the Board of Directors)

The Company shall deem that there was a resolution of the Board of Directors, if the conditions of Article 370 of the Company Law are satisfied.

Article 25. (Remuneration of Directors) Remuneration and retirement allowance of Directors shall be determined by resolution of a general meeting of shareholders.

Article 27 (Remuneration of Directors, etc.)

Remuneration, bonus, retirement allowance and other proprietary benefits provided by the Company as compensation for the duties of Directors shall be determined by resolution of a general meeting of shareholders.

Chapter V. Corporate Auditors and Board of Corporate Auditors	Chapter V. Corporate Auditors and Board of Corporate Auditors

Article 26. (Number of Corporate Auditors)	Article 28. (Number of Corporate Auditors)

Article 27. (Election of Corporate Auditors)

Corporate Auditors shall be elected at a general meeting of shareholders.

Resolution of such election shall be adopted by a majority of the votes of the shareholders present, who must hold one-third or more of the votes of all shareholders.

Article 29. (Election of Corporate Auditors)

Corporate Auditors shall be elected by resolution of a general meeting of shareholders.

Resolution of such election shall be adopted by a majority of the votes of the shareholders present, who must hold one-third or more of the votes of shareholders who are entitled to exercise their voting rights.

Article 28. (Term of Office of Corporate Auditors)

The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the last business term occurring within four years after their assumption of office.

The term of office of a Corporate Auditor elected to fill vacancies shall expire at the time of expiration of the term of office of the retired Corporate Auditor.

Article 30. (Term of Office of Corporate Auditors)

The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the last business year ending within four years after their election to office.

The term of office of a Corporate Auditor elected to fill the vacancy of a Corporate Auditor who resigned from his/her office before the expiration of his/her term shall expire at the time of expiration of the term of office of the retired Corporate Auditor.

Article 29. (Board of Corporate Auditors)

Except as provided in the Articles of Incorporation, matters relating to the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors, provided, however, that such Regulations may not preclude the exercise of the power of any Corporate Auditor.

Article 31. (Board of Corporate Auditors)

Except as provided by laws or ordinances or by the Articles of Incorporation, matters relating to the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors, provided, however, that such Regulations may not preclude the exercise of the power of any Corporate Auditor.

Article 30. (Notice of Meetings of Board of Corporate Auditors)	Article 32. (Notice of Meetings of Board of Corporate Auditors)

Article 31. (Remuneration of Corporate Auditors) Remuneration and retirement allowance of Corporate Auditors shall be determined by resolution of a general meeting of shareholders.

Article 33. (Remuneration of Corporate Auditors, etc.)

Remuneration, bonus, retirement allowance and other proprietary benefits provided by the Company as compensation for the duties of Corporate Auditors shall be determined by resolution of a general meeting of shareholders.

Chapter VI. Accounts	Chapter VI. Accounts

Article 32. (Date of closing of accounts) March 31 of each year shall be the date of closing of accounts of the Company.	Article 34. (Business year) The business year of the Company shall commence on the first day of April each year and end on the last day of March the following year.

[Newly established]

Article 35. (Governance Component deciding dividends from a surplus, etc.)

The Company may determine such matters which are described in each item in Paragraph 1, Article 459 of the Company Law by a resolution of the Board of Directors.

Article 33. (Dividend) Dividends shall be paid to the shareholders or registered pledgees appearing or recorded on the shareholders’ registers as of the end of each accounting period.	[Deleted]

Article 34. (Interim dividend)

By resolution of the Board of Directors, distribution of money (“Interim Dividend”) may be made to the shareholders or registered pledgees appearing or recorded in the shareholders’ registers as of September 30 of each year.

[Deleted]

[Newly established]

Article 36. (Record date for dividend from surplus)

The record date for the year-end dividend is the last day of March each year.

The record date for the interim dividend is the last day of September each year.

In addition to the above, the Company may distribute dividends from surplus by determining any record date.

Article 35. (Limitation period for dividends)

The Company shall be relieved of the obligation to pay dividends and Interim Dividends upon expiration of three full years from the day they became due and payable.

Article 37. (Limitation period for dividend) The Company shall be relieved of the obligation to pay dividend upon expiration of three full years from the day they became due and payable.

(reference)

Article 6. (Total number of shares authorized to be issued by the Company.)

At the Board of Directors meeting held on April 26, 2006, the Company resolved a matter of stock split. A 1:2 stock split will be made for shareholders listed or recorded in the final register of shareholders and register of beneficial shareholders as at June 30, 2006. As of July 1, 2006, one share of the Company’s common stock will be split into two.

Accordingly, the Articles of Incorporation of the Company will be amended as of July 1, 2006 and the number of authorized shares will be increased by 3,543 million shares to 7,086 million shares.

Ref.#C06-056

Honda Achieves Record Monthly Overseas and Worldwide Auto Production

June 26, 2006 – Honda Motor Co., Ltd. today announced its automobile production, domestic sales, and export results for the month of May 2006. Honda achieved a new record for overseas and worldwide production for the month of May.

<Production>

Domestic auto production declined 1.9% for the month of May, compared to the same month a year ago, due to a decrease in production of domestic models. This is the first time in two months, since March 2006, that domestic production exceeded the total from the same month a year ago.

Overseas production increased 11.4% in May, due to increased production in North America and Asia. It is the tenth consecutive month, since August 2005, for an increase over the same month a year ago.

Worldwide production increased 6.8% in May, due to an increase overseas production. It is the tenth consecutive month, since August 2005, for an increase over the same month a year ago.

Overseas and worldwide production achieved a new monthly record in May, including record production in North America ,the U.S., Asia, and China.

<Japan Domestic Sales>

Total domestic auto sales declined 11.2% compared to the same month a year ago, due to a decline in new vehicle registrations (passenger car and light truck sales, not including mini vehicles). It is the second consecutive month, since April 2006, that total domestic sales declined from the same month a year ago.

New vehicle registrations declined 21.1% in May compared to the same month a year ago, due to decreased sales of popular models such as Fit, StepWGN and Air wave. It is the second consecutive month, since April 2006, that new vehicle registrations declined from the same month a year ago.

Sales of mini vehicles on the other hand, increased 4.1% for the month of May compared to the same month a year ago, due to increased sales of Zest which was introduced to the market in March and That’s. It is the third consecutive month, since March 2006, for sales of mini vehicles to increase compared to the same month a year ago.

Fit was Honda’s best selling vehicle on sales of 7,138 units, which ranked as the industry’s third best selling car in May among new vehicle registrations(not including mini vehicles). The Zest and Life ranked as Honda’s second and third best selling vehicles for the month. Zest had sales of 6,985 units, the fifth best selling car among new mini vehicle in the industry, while Life had sales of 6,426 units, the industry’s sixth best selling mini vehicle.

<Exports from Japan>

Auto exports from Japan declined 0.2% in May compared to the same month a year ago, due to sales declines for Europe. It is the first time in three months, since February 2006, that exports declined from the same month a year ago.

PRODUCTION, SALES, EXPORTS (May 2006)

Production

	May		Year-to-Date Total (Jan—May 2006)
	Units	Vs.5/05	Units	Vs.2005
Domestic (CBU+CKD)	94,045	-1.9%	526,725	-2.8%
Overseas (CBU only)	203,020	+11.4%	964,353	+8.9%

Worldwide Total	297,065	+6.8%	1,491,078	+4.5%

Production by Region

	May		Year-to-Date Total (Jan—May 2006)
	Units	Vs.5/05	Units	Vs.2005
North America	123,834	+8.8%	597,084	+4.9%
(USA only)	86,290	+10.8%	421,946	+7.8%
Europe	15,634	+0.8%	82,335	+1.3%
Asia	54,932	+21.3%	248,527	+22.6%
(China only)	26,112	+20.2%	129,383	+36.5%
Others	8,620	+13.0%	36,407	+12.2%

Overseas Total	203,020	+11.4%	964,353	+8.9%

Japan Domestic Sales

	May		Year-to-Date Total (Jan—May 2006)
Vehicle type	Units	Vs.5/05	Units	Vs.2005
Registrations	26,238	-21.1%	175,989	-5.2%
Mini Vehicles	22,263	+4.1%	108,824	-1.3%

Honda Brand Total	48,501	-11.2%	284,813	-3.8%

Exports from Japan

	May		Year-to-Date Total (Jan—May 2006)
	Units	Vs.5/05	Units	Vs.2005
North America	26,996	+18.6%	140,918	+22.3%
(USA only)	24,851	+26.8%	125,026	+22.3%
Europe	8,566	-41.9%	58,104	-10.4%
Asia	1,745	+24.6%	8,333	+10.2%
Others	10,963	+15.6%	48,094	+4.7%

Total	48,270	-0.2%	255,449	+9.4%

First Honda Programmed Fuel Injection Motorcycle to be Launched in India

NEW DELHI, India, June 26, 2006–Hero Honda Motors Ltd., a motorcycle production and sales joint venture in India between Honda and Hero Group, announced the sales launch of Glamour FI, which is the first motorcycle in India equipped with PGM-FI (Honda’s Programmed Fuel Injection).

Glamour FI

Glamour FI, based on the stylish 125cc motorcycle Glamour, has better fuel efficiency and ease of engine start, thanks to PGM-FI. Riders can see its high fuel efficiency by a digital real-time fuel economy indicator. Its design is more refined, with its engine integrated with a black color scheme and a unique FI logo.

Hero Honda began production of motorcycles in 1985. Its current annual production capacity is 3,450,000 units combined at its two plants in Dalhera and Gurgaon. This September, the annual production capacity at Dalhera will be expanded to 1,950,000 units from 1,500,000 units by adding a new line. Moreover, its annual capacity will increase to 4,400,000 units in 2007 when a third plant with 500,000 units of annual production capacity will be constructed.

The overall motorcycle market in India has been growing rapidly, reaching approximately 7,300,000 units in 2005, a 15% increase from 2004. The market is expected to grow further in 2006, up to approximately 8,500,000 units, a 17% increase from 2005. Total sales of Hero Honda and Honda’s sole subsidiary, Honda Motorcycle and Scooter India (Private) Ltd. established in 1999, reached approximately 3,371,000 units in 2005, an 18% increase from 2004.

Honda plans to install PGM-FI on most of its motorcycles worldwide by the end of 2010 to reduce emissions. Following similar model introductions in Thailand and Indonesia, Honda is providing the environmentally-prominent PGM-FI model to the growing Indian market, thus strengthening environment-friendly activities in its global motorcycle business.

[Hero Honda Motors Ltd.]

Established:	January 1984
Start of Production:	May 1985
Location:	New Delhi
Capital Investment:	399,375,000 rupee
Capitalization Ratio:	26% Honda Motor Co., Ltd. 26% Hero Group
Representative:	B.M.L. Munjal, Chairman
Business:	Production and sales of motorcycles and scooters
Employment:	Approx. 4,200 associates (as of May 2006 )
Annual Capacity:	3,450,000 units (as of May 2006 )
Production Models:	Splendor, Passion, Achiever, Karizma, Glamour, Pleasure etc .
Sales results in 2005:	Approx. 2,818,000 units

[Honda Motorcycle & Scooter India (Private) Ltd.]

Established:	August 1999
Start of Production:	May 2001
Location:	New Delhi, India (Gurgaon area, Haryana state)
Capital Investment:	3,000,000,000 rupee
Capitalization Ratio:	100% Honda Motor Co., Ltd.
Representative:	Yukihiro Aoshima, President
Business:	Production and sales of motorcycles and scooters
Employment:	Approx. 3,000 associates (as of May 2006)
Annual Capacity:	870,000 units (as of May 2006)
Production Models:	Activa, Dio, Eterno, Unicorn, Lead (For export) etc
Sales results in 2005:	Approx. 553,000 units

Honda to Build New Automobile Manufacturing Plant in Indiana

- $550 Million Plant to Employ 2,000 Associates and Begin Production in 2008 -

GREENSBURG, Indiana, U.S.A. June 29, 2006– Honda announced plans to build a $550 million automobile plant on a 1,700-acre tract in Decatur County, Indiana, near Greensburg, 50 miles southeast of Indianapolis. The plant will begin mass production of fuel efficient 4-cylinder vehicles in fall 2008, with an annual production capacity of 200,000 vehicles and employment of 2,000 associates.

Greesnburg, Ind. — Mitchell Daniels, governor of Indiana and Koichi Kondo, president and CEO of American Honda Motor Co. Inc., joined to announce Honda's plans to build a new automobile manufacturing plant in Indiana. The new $550 million auto plant is expected to employ 2,000 associates and begin production in 2008 with a capacity of 200,000 units.

The new Indiana plant, Honda’s sixth auto plant and 14th major plant overall in North America, will help boost Honda’s total North American auto production capacity from 1.4 million units to more than 1.6 million units in 2008, grow Honda’s employment in North America to more than 37,000 associates and increase North American capital investment to more than $9 billion.¹

“Honda’s success in America has been based on our strong commitment to our customers,” said Koichi Kondo, president of American Honda Motor Co., Inc., and chief operating officer of Honda’s North America Region operations. “We believe the great state of Indiana has what we need to continue this success — an outstanding community of people, excellent transportation systems, and the necessary infrastructure to support industry. It is an ideal location in the Midwest both for our network of parts suppliers and as a central location for all of our customers across the country.”

In 2005, American Honda achieved record U.S. sales of 1,462,472 new Honda and Acura cars and light trucks, the ninth straight year of record annual sales. In order to meet growing demand, Honda plans to build the new Indiana plant in approximately 24 months, with construction expected to begin in fall 2006.

Honda will announce additional details of its vehicle production plans at a later date. The new plant will have the same type of flexible New Manufacturing System that is found in Honda’s other auto plants in the U.S. and Canada, with advanced technologies that provide the flexibility to produce different models more quickly and efficiently. Major processes performed at the Indiana plant will include stamping, welding, painting, plastic injection molding and assembly operations. Hiring plans will be announced in the coming months.

Honda will make a significant commitment to limit the environmental impact of the new Indiana plant. Already, every major Honda plant in North America has met the ISO 14001 international environmental management standards except the new transmission plant in Georgia that opened in May 2006, which is now working toward certification. The Indiana plant will employ advanced methods of energy and emission reduction with the goal to become a “zero waste to landfill” factory.

“Our commitment to the environment is not based just on regulations or testing standards,” said Akio Hamada, president of Honda of America Mfg. Inc., and head of Honda’s manufacturing operations in the North America Region. “Our goal is that this plant in Indiana will have the smallest environmental footprint of any Honda auto plant in North America.”

As part of an infrastructure improvement package developed in cooperation with local and state government officials, the state of Indiana and the community will make various highway improvements in the area, provide site and infrastructure improvements and funds to train new Honda associates.

The Anna, Ohio Engine Plant, Honda’s largest engine facility in the world, will provide 4-cylinder engines to the Indiana plant. With annual capacity of 1.15 million engines, the Anna Plant has the flexibility to produce both 4-cylinder and V6 engines, as well as numerous engine and brake components.

Honda first announced its plan to build a new auto plant as part of its May 17 announcement for the advancement of the company’s “2010 Vision” for North American automobile operations. In addition to the new auto plant in Indiana, Honda’s North American plan also included the following new corporate initiatives:

•	Construction of a new engine plant in Canada to begin production of 4-cylinder engines in 2008 with an investment of $140 million and employment of 340 associates.

•	Expansion of U.S. engine, transmission and powertrain component production in Ohio and Georgia, with additional investment of $125 million and additional employment of 80 associates.

•	Introduction in the U.S. and Canada in 2009 of a new, more affordable, dedicated hybrid car.

•	Introduction in the U.S. and Canada within the next three years of new 4-cylinder diesel engine technology that meets U.S. EPA Tier 2 Bin 5 emissions standards.

•	Establishment of a voluntary goal to improve American Honda’s Corporate Average Fuel Economy (CAFE) by five percent over 2005 levels by the year 2010.

Honda began operations in the U.S. in 1959 with the establishment of American Honda Motor Co., Inc., Honda’s first overseas subsidiary. Honda began U.S. production operations in 1979. Prior to today’s announcement, Honda had invested more than $8.5 billion in its North American operations with 13 major manufacturing plants, employment of more than 33,000 associates and the annual purchase of more than $16 billion in parts and materials from suppliers in North America. Nearly 8 of 10 Honda and Acura cars and light trucks sold in America are produced in North America.